Exhibit 99.1

Canaan Secures Follow-on Purchase Order of 30,000 Bitcoin Mining Machines

As Genesis Digital Assets Exercised the First Phase of the Purchase Option

BEIJING, Dec 15, 2021 /PRNewswire/ — Canaan Inc. (NASDAQ: CAN) (“Canaan” or the “Company”), a leading high-performance computing solutions provider, today announced that it has secured a purchase order (the “Order”) from Genesis Digital Assets Limited (“Genesis Digital Assets”), a leading Bitcoin mining firm with extensive experience in building and operating industrial-scale Bitcoin mining data centers, for 30,000 units of its Avalon Bitcoin mining machines.

In August 2021, Canaan granted Genesis Digital Assets an option to purchase up to 180,000 additional Bitcoin mining machines along with its original sales contract of 20,000 machines. The Order represents the first phase of this option exercised by Genesis Digital Assets and is expected to be delivered in the first quarter of 2022.

Mr. Nangeng Zhang, Chairman and Chief Executive Officer of Canaan, commented, “This substantial order by Genesis Digital Assets reflects the continued success of our collaboration and reinforces our long-term strategic partnership. Being a trusted computing solution provider with solid delivery capabilities, we have been supporting Genesis Digital Assets as they expand their mining farms across multiple geographic regions around the world. We are also pleased to work with clients like Genesis Digital Assets to enhance renewable energy applications in mining. Together with our clients, we are committed to building the infrastructure of blockchains and share the long-term vision of the cryptocurrency industry.”

Abdumalik Mirakhmedov, Co-Founder and Executive Chairman of Genesis Digital Assets, said, “We’re pleased to see our strategic partnership with Canaan continue to advance. This most recent order of machines will support our efforts to rapidly scale our operations as we work towards our goal of increasing our capacity to 1.9 gigawatts by the end of 2023.”

About Canaan Inc.

Established in 2013, Canaan (NASDAQ: CAN), is a technology company focusing on ASIC high-performance computing chip design, chip research and development, computing equipment production and software services. The Company’s vision is “super computing is what we do, social enrichment is why we do it.” Canaan has a rich experience in chip design and streamlined production in the ASIC field. In 2013, it released and mass produced its first ASIC Bitcoin mining machine. In 2018, Canaan released the world’s first 7nm ASIC chip, providing energy efficient computing equipment to the cryptocurrency mining industry. In the same year, Canaan released the world’s first RISC-V architecture commercial edge AI chip, further harnessing the potential of ASIC technology in the field of high-performance computing and artificial intelligence.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Canaan Inc.’s strategic and operational plans, contain forward-looking statements. Canaan Inc. may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Canaan Inc.’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; the Company’s future business development, financial condition and results of operations; the expected growth of the Bitcoin industry and the price of Bitcoin; the Company’s expectations regarding demand for and market acceptance of its products, especially its Bitcoin mining machines; the Company’s expectations regarding maintaining and strengthening its relationships with production partners and customers; the Company’s investment plans and strategies; fluctuations in the Company’s quarterly operating results; competition in its industry in China; and relevant government policies and regulations relating to the Company and cryptocurrency. Further information regarding these and other risks is included in the Company’s filings with the SEC, including its registration statement on Form F-1, as amended, and its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Canaan Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

Canaan Inc.

Mr. Shaoke Li

Email: IR@canaan-creative.com

ICR, LLC

Robin Yang

Tel: +1 (347) 396-3281

Email: canaan.ir@icrinc.com